SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549




                                   FORM 6-K




                           REPORT OF FOREIGN ISSUER
                     PURSUANT TO RULE 13a-16 OR 15b-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934




                               For July 5, 2002




                               TELEX-CHILE S.A.
                (Translation of registrant's name into English)




                           Rinconada El Salto No.202
                     Comuna de Huechuraba, Santiago, Chile
                   (Address of principal executive offices)




                           Form 20-F X    Form 40-F
                                    ---            ---




                  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                 Yes      No X
                                    ---     ---

                       TELEX-CHILE S.A. (THE "COMPANY")
                              REPORT ON FORM 6-K



             TABLE OF CONTENTS

             1. A notice of a special shareholders' meeting and proxy statement sent to shareholders on July 3, 2002.


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                               TELEX-CHILE S.A.
                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                          To Be Held on July 17, 2002


          The Special Meeting of Shareholders of Telex-Chile S.A. will be held at our corporate offices in Santiago, Chile, on Wednesday, July 17 at 12:00 P.M. (local time) for the purposes of the following items (the "Items"):

     1. To record the end of the series of shares and their preferences, as well as agree to the corresponding exchange of shares and by-law amendments.

     2. To agree to a reduction in the number of shares issued by the Company, without modifying the amount of corporate capital and in whatever manner and form the Shareholders determine and, as a result thereof, agree to the corresponding by-law amendments, adopting all agreements relating to the corresponding exchange of shares.

     3.   To agree to a restated text of the corporate by-laws as amended.

     4. To adopt those agreements that are necessary for anything the Shareholders might resolve.

          The Bank of New York, as depositary, has fixed the close of business on June 26, 2002 as the record date for the determination of shareholders entitled to notice of, and to vote at, the Special Meeting or any adjournment thereof.

          Any holder of ADRs entitled to attend and vote at the Special Meeting is entitled to appoint the Bank of New York, as Depositary, as its proxy and vote instead of him or her as instructed. IF YOU DO NOT ATTEND THE SPECIAL MEETING OR INSTRUCT THE DEPOSITARY TO VOTE ON YOUR BEHALF, THE COMPANY HAS THE CONTRACTUAL RIGHT TO VOTE YOUR SHARES IN ITS SOLE DISCRETION. A proxy may be revoked at any time before the effective exercise thereof.


                                                 TELEX-CHILE S.A.

July 2, 2002
TELEX-CHILE S.A.
Rinconada El Salto No. 202
Comuna de Huechuraba
Santiago, Chile

                              ------------------

                                PROXY STATEMENT
                              -------------------

          This Proxy Statement and the accompanying notice and Proxy Card are furnished in connection with the solicitation by the Board of Directors of Telex-Chile S.A. (the "Company") of proxies to be used at the Special Meeting of Shareholders (the "Special Meeting") to be held on July 17, 2002, at 12:00 noon, local time, at our corporate offices in Santiago, Chile and at any adjournment or postponement thereof.

          This statement and the accompanying notice and proxy card are first being mailed or delivered to holders of ADRs on or about July 2, 2002.


                              PROXY SOLICITATION

         Proxies that are properly completed, signed and received by the Bank of New York, as depositary (the "Depositary") prior to the Special Meeting will be voted in accordance with the instructions of the persons executing the same. Whether or not you plan to attend the Special Meeting, the Board encourages you to instruct the Bank of New York, as Depositary, via mail as more fully described on the proxy card. Your instructions may be revoked at any time before it is exercised, by submitting to the Depositary written notice of revocation, a properly executed proxy of a later date or by attending the Special Meeting and voting in person. IF NO INSTRUCTIONS ARE RECEIVED, THE PROXIES WILL BE VOTED AT THE DISCRETION OF THE COMPANY.

         The entire cost of soliciting proxies will be borne by the Company.

         The Bank of New York, as Depositary, has fixed the close of business on June 26, 2002 as the record date for determination of stockholders and ADR holders entitled to notice of, and to vote at, the Special Meeting. Accordingly, only holders of record at the close of business on that date of the Company's stock will be entitled to notice of and to vote at the Special Meeting.

         As of the record date of June 26, 2002, there were 4,691,058,511 shares of stock entitled to vote at the Special Meeting. Each share of stock is entitled to one vote. Each ADS represents ten shares of stock of the Company.

         In order to constitute a quorum, shares of stock representing a majority of the aggregate voting power of such shares must be present in person or represented by proxy at the Special Meeting. The Company intends to count shares present in person but not voting and shares for which it has received proxies but with respect to which holders thereof have withheld voting or abstained as present for purposed of determining the presence or absence of a quorum.


                                  BACKGROUND

         On June 19, 2002, our board resolved to call a shareholders' meeting for the purpose of seeking authorization of a reverse stock split and certain related amendments to our by-laws. A special shareholders' meeting has been summoned for that purpose for July 17, 2002. The shareholders are also expected to approve the ratio at which our existing shares will be exchanged for ordinary, single-class shares, pursuant to the reverse stock split.

         In light of the large number of our shares currently outstanding after the last capital increase, a total of 4,691,058,511 Class A and Class B shares, the proposed reverse stock split is considered necessary to reach a per share trading price more consistent with market custom, and an ADR trading price above the minimum trading price required pursuant to the New York Stock Exchange listing requirements. If approved, the reverse stock split is expected to be effective by the end of August 2002.

         Our by-laws currently provide that our shares are divided into two classes, specify their respective preferences and note that such classes and preferences are set to expire automatically at 11:59 p.m., on July 9, 2002, at which date all shares then outstanding shall automatically convert into ordinary, single-class shares, without any preference or privilege. In addition to the reverse stock split, the amendments to our by-laws are expected to conform our by-laws to our capital structure following the conversion of our capital stock to a single class of shares.


                              EFFECT OF PROPOSALS

         The four Items contained in the Notice of Special Meeting of Shareholders do not set forth specific proposals, but rather topics that will be discussed and acted upon at the Special Meeting. At present, there is no proposed wording of the resolutions to be brought before the shareholders, as the content and the outcome of the discussions concerning these Items are not known. It is also not a requirement of Chilean law that a specific proposal or resolution be presented to shareholders before a special meeting of shareholders. Consequently, it is not possible to request your proxy on any specific proposals. Therefore, we have requested that you instruct us on whether or not you want to abstain from having your shares voted or deny the grant of discretionary authority to our designee to vote on your behalf.

         Item 1 would allow the Company to revise its by-laws to reflect the number and series of shares currently outstanding. Our by-laws currently provide that our shares are divided into two classes, specify their respective preferences and state that such classes and preferences are set to expire automatically at 11:59 p.m., on July 9, 2002, at which date all shares then outstanding shall automatically convert into ordinary, single-class shares, without any preference or privilege. The amendments to our by-laws are expected to conform our by-laws to our capital structure following the conversion of our capital stock to a single class of shares by modifying and deleting no-longer necessary references to two classes of capital stock and related provisions.

         Items 2 is proposed in light of the large number of our shares currently outstanding. The proposed reverse stock split is considered necessary to reach a per share trading price more consistent with market custom, and an ADR trading price above the minimum trading price required pursuant to the New York Stock Exchange listing requirements.

         Item 3 would allow the preparation of a restated by-laws, reflecting the agreed upon amendments.

         Item 4 would grant the Company the power to take any actions or enter into any agreements that would aid the Company in effecting any resolutions adopted by the shareholders ay the Special Meeting.


                            ROLE OF THE DEPOSITARY

         Under the Amended and Restated Depositary Agreement (for more information regarding the Amended and Restated Depositary Agreement, see Amendment No. 1 to the Registration Statement of the Company on Form F-6 dated May 2000), you have the right to instruct the Bank of New York, as Depositary, how to vote your shares at the Special Meeting.


                                  HOW TO VOTE

         Each holder of ADRs entitled to vote at the Special Meeting can exercise such vote in one of the following three manners: (1) withdraw the shares underlying the ADRs and attend the meeting in person; (2) instruct the Bank of New York, as Depositary, to vote his or her shares for purposes of establishing a quorum, but to abstain from voting on any matter that may properly come before the meeting or any adjournment thereof; or (3) instruct the Bank of New York, as Depositary, not to grant to a person designated by the Company discretionary authority to vote the shares on any matter that may properly come before the meeting or any adjournment thereof. If you do not attend the Special Meeting or do not instruct the Depositary to vote on your behalf, the Company has the contractual right under the Depositary Agreement to designate a person to vote your shares in such person's sole discretion.

         To preserve his or her right to withdraw, each ADR holder must exercise his or her vote in one of the three manners provided above. The right to withdraw may expire if the holder grants discretionary authority to a person designated by the Company and such designee exercises his or her discretion to vote in favor of a proposal that would have resulted in a triggering of the right to withdraw had the holder dissented from the adoption of such proposal. THE FAILURE TO EXERCISE YOUR RIGHT TO VOTE IN ONE OF THE THREE MANNERS LISTED ABOVE WILL HAVE THE EFFECT OF PERMITTING A DESIGNEE OF THE COMPANY TO EXERCISE THE COMPANY'S CONTRACTUAL RIGHT TO EXERCISE ITS DISCRETIONARY AUTHORITY TO VOTE YOUR SHARES WITH THE POTENTIAL RESULT OF YOU LOSING YOUR RIGHT TO WITHDRAW.

                                      TELEX-CHILE S.A.

                                      _____________________________
                                      Alejandro Rojas P.
                                      General Manager
                                      Telex-Chile S.A.

July 2, 2002
Telex-Chile S.A.
Rinconada El Salto 202
Comuna de Huechuraba
Santiago, Chile

                               TELEX-CHILE S.A.

                                  SIGNATURES







Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.





                                 TELEX-CHILE S.A.




                                 By:  /s/ Rodrigo Villa Mardel
                                    ---------------------------------------
                                      Name:   Rodrigo Villa Mardel
                                      Title:  Chief Financial Officer





Dated:  July 5, 2002